UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Genesis Lease Limited

(Name of Issuer)

American Depositary Receipts representing Common Shares

(Title of Class of Securities)

37183T107

(CUSIP Number)

Barbara A. Lane GE Capital Equity Investments, Inc.	David Lefkowitz, Esq. Boris Dolgonos, Esq.
120 Long Ridge Road	Weil, Gotshal & Manges LLP
Stamford, Connecticut 06927	767 5th Avenue
(203) 357-4000	New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) GE Capital Equity Investments, Inc. 06-1268495

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,450,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Capital Corporation 13-1500700

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,450,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Capital Services, Inc. 06-1109503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,450,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 11.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37183T107

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,450,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 3,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 11.0%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the American Depositary Receipts ("ADRs"), each representing one common share, par value $0.001, of Genesis Lease Limited, a Bermuda company ("Genesis").  The principal executive office of Genesis is located at Roselawn House, University Business Complex, National Technology Park, Limerick, Ireland.

Item 2.	Identity and Background

This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE" and, collectively with GECEI, GE Capital and GECS, the "Reporting Persons"). GECS is a subsidiary of GE, GE Capital is a subsidiary of GECS and GECEI is a subsidiary of GE Capital.

GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies.

GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries.

GE is a New York corporation with its principal executive office located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

(a), (b), (c) and (f) For information with respect to the identity and background of each executive officer and director of each Reporting Person, see Schedules I, II, III and IV attached hereto, respectively.

(d) and (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified in Schedules I through IV has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed disclosing such change.

Item 3.	Source and Amount of Funds or Other Consideration
Cash on hand.

Item 4.	Purpose of Transaction

GECEI acquired its ADRs in a private placement in connection with a group of transactions, including the initial public offering of Genesis, pursuant to which Genesis acquired (through its subsidiaries) a portfolio of aircraft from subsidiaries of GE.   The proceeds of the private placement were applied by Genesis toward the payment of the purchase price for the acquisition of such aircraft.

(a) If the underwriters of Genesis's initial public offering exercise their option to purchase additional ADRs to cover over-allotments, GECEI has agreed to purchase from Genesis, as part of the private placement, an additional number of ADRs such that, following such exercise and purchase, it will continue to hold approximately 11% of the issued and outstanding ADRs.

(b)-(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)  The response of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. The Reporting Persons are the beneficial owners of 3,450,000 ADRs.  Such ADRs represent approximately 11.0% of Genesis’s outstanding ADRs, based on the number of ADRs outstanding following the consummation of Genesis’s initial public offering on December 19, 2006.

(b) The Reporting Persons have the shared power to direct the vote and the disposition of the 3,450,000 ADRs held by GECEI.
(c) Other than the acquisition of the 3,450,000 ADRs consummated on December 19, 2006, no Reporting Person has effected any other transactions in Genesis’s ADRs during the past 60 days.
(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the acquisition of the ADRs, GECEI entered into a private placement agreement and a registration rights agreement with Genesis.  If the underwriters for Genesis's initial public offering exercise their option to purchase additional ADRs to cover over-allotments, GECEI has agreed to purchase from Genesis, pursuant to the private placement agreement, an additional number of ADRs such that, following such exercise and purchase, GECEI will continue to hold 11% of the issued and outstanding ADRs. In addition to a 180-day lock-up applicable to all of the ADRs held by GECEI to which it has agreed to be subject with the representatives of the underwriters for Genesis’s initial public offering, GECEI has agreed with Genesis in the private placement agreement not to offer, sell, contract to sell, transfer, pledge, dispose of or hedge directly or indirectly 2,000,000 of Genesis’s common shares or ADRs or any securities convertible into or exchangeable for such number of Genesis’s common shares or ADRs for a period of two years from December 13, 2006, other than dispositions to an affiliate of GE provided that such affiliate agrees to the same transfer restrictions on any common shares or ADRs that it receives. The registration rights agreement provides that, upon the request of GECEI, at any time beginning 180 days after December 13, 2006, Genesis will file one or more registration statements to register the ADRs held by GECEI under the Securities Act of 1933 for resale at any time and from time to time by GECEI. In the registration rights agreement Genesis has agreed to pay expenses in connection with such registration and resale (excluding underwriters' discounts and commissions) and has indemnified GECEI for material misstatements or omissions in the registration statement.

Item 7.	Material to Be Filed as Exhibits
1. Private Placement Agreement dated as of November 26, 2006, by and between GE Capital Equity Investments, Inc. and Genesis Lease Limited.
2. Registration Rights Agreement dated as of December 19, 2006 by and between GE Capital Equity Investments, Inc. and Genesis Lease Limited.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of December 21, 2006 that the information set forth in this statement is true, complete and correct.

General Capital Equity Investments, Inc.

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Assistant Secretary

General Electric Capital Corporation

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

General Electric Capital Services, Inc.

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

General Electric Company

By:	/s/ Barbara A. Lane
	Name:	Barbara A. Lane
	Title:	Attorney-in-Fact

SCHEDULE I

GE CAPITAL EQUITY INVESTMENT, INC.

OFFICERS AND DIRECTORS

Name	Principal Occupation
Ronald J. Herman, Jr.	Director and President 201 Merritt 7 Norwalk, CT 06851

Andrea Assarat	Managing Director 201 Merritt 7 Norwalk, CT 06851

Sherwood Dodge	Managing Director 201 Merritt 7 Norwalk, CT 06851

Michael Fisher	Managing Director 201 Merritt 7 Norwalk, CT 06851

Lorraine Hliboki	Managing Director 201 Merritt 7 Norwalk, CT 06851

Karen Rode	Managing Director 500 W. Monroe Chicago, IL 60661

John W. Campo, Jr.	Managing Director, General Counsel & Secretary 201 Merritt 7 Norwalk, CT 06851

Frank Ertl	Managing Director, Chief Financial Officer & Treasurer 201 Merritt 7 Norwalk, CT 06851

Gustavo Arnaiz	Senior Vice President Ing. Butty 240 Piso 11 Buenos Aires C1001AFB Argentina

Mark Chen	Senior Vice President Room 3303-3308, 33rd Floor One Exchange Hong Kong

Michael Donnelly	Senior Vice President 201 Merritt 7 Norwalk, CT 06851

Bruce Ingram	Senior Vice President 500 W. Monroe Chicago, IL 60661

Patrick Kocsi	Senior Vice President 201 Merritt 7 Norwalk, CT 06851

Barbara A. Lane	Assistant Secretary 201 Merritt 7 Norwalk, CT 06851

Jonus Svedlund	Assistant Secretary 201 Merritt 7 Norwalk, CT 06851

Guille Tribe	Assistant Secretary 201 Merritt 7 Norwalk, CT 06851

Ann E. Jerge	Assistant Secretary 201 Merritt 7 Norwalk, CT 06851

Citizenship

Patrick Kocsi	Austria
Gustavo Arnaiz	Argentina
Jonus Svedlund	Sweden

SCHEDULE II

GENERAL ELECTRIC CAPITAL CORPORATION

SENIOR OFFICERS AND DIRECTORS

Name and Corporate Title	Principal Occupation

Charles E. Alexander Director	President GE Capital -Europe 6-12 Clarges Street, Clarges House London, W1Y 8DH England

Jeffrey S. Bornstein Director	Vice President, Chief Financial Officer GE Commercial Finance 260 Long Ridge Road Stamford, CT 06927

Kathryn A. Cassidy Director	Vice President, Corp GE Treasury GE Commercial Finance 201 High Ridge Road Stamford, CT 06927
James A. Colica Director	Vice President, Global Risk Management GE Corporate 260 Long Ridge Road Stamford, CT 06828

Pamela Daley Director	Sr. Vice President-Corporate Business Development GE Company 3135 Easton Turnpike Fairfield, CT 06828

Brackett B. Denniston Director	Sr. Vice President-General Counsel GE Company 3135 Easton Turnpike Fairfield, CT 06828

Jeffrey R. Immelt Director	Chairman and CEO General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Michael A. Neal Director	President & CEO GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851

David R. Nissen Director	President & CEO GE Consumer Finance 1600 Summer Street Stamford, CT 06927

Name and Corporate Title	Principal Occupation

Ronald R. Pressman Director	President & CEO GE Asset Management 3003 Summer St. Stamford, CT 06904

Deborah M. Reif Director	President & CEO, Equipment Services GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927

John G. Rice Director	Vice Chairman, President & CEO GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339

John M. Samuels Director	Vice President & Senior Tax Counsel General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Keith S. Sherin Director	Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Lloyd G. Trotter Director	Vice Chairman, President & CEO GE Industrial GE Company 3135 Easton Tpke. Fairfield, CT 06828

Robert C. Wright Director	Chairman & CEO National Broadcasting Company, 30 Rockefeller Plaza New York, NY 10112
__________________________________

Jeffrey R. Immelt Chief Executive Officer	Chairman and CEO General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Michael A. Neal Chairman	President & CEO GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851

Keith S. Sherin Chief Financial Officer	Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Name and Corporate Title	Principal Occupation

Michael A. Neal President	President & CEO GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851

David R. Nissen President	President & CEO GE Consumer Finance 1600 Summer Street Stamford, CT 06927

Deborah M. Reif Executive Vice President	President & CEO, Equipment Services GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927

Kathryn A. Cassidy Senior Vice President	Vice President, Treasury GE Commercial Finance 201 High Ridge Road Stamford, CT 06927

Jeffrey S. Bornstein Senior Vice President, Finance	Vice President, Chief Financial Officer GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851

James A. Colica Senior Vice President	Vice President, Global Risk Management GE Corporate 260 Long Ridge Road Stamford, CT 06927

Richard D'Avino Senior Vice President, Taxes	Senior Vice President, Taxes GE Corporate 120 Long Ridge Road Stamford, CT 06927

Philip D. Ameen Comptroller	Comptroller GE Company 3135 Easton Turnpike Fairfield, CT 06431

Craig T. Beazer Vice President, General Counsel & Secretary	Vice President, General Counsel and Secretary GE Corporate GE Company 3135 Easton Turnpike Fairfield, CT 06828

Citizenship

Charles E. Alexander	United Kingdom
All Others	U.S.A.

SCHEDULE III

GENERAL ELECTRIC CAPITAL SERVICES, INC. SENIOR OFFICERS AND DIRECTORS

Name and Corporate Title	Principal Occupation

Charles E. Alexander Director	President GE Capital Corporation-Europe 6-12 Clarges Street, Clarges House London, W1Y 8DH England

Jeffrey S. Bornstein Director	Vice President, Chief Financial Officer GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851

Kathryn A. Cassidy Director	Vice President, Corporate Treasury GE Commercial Finance 201 High Ridge Road Stamford, CT 06927

James A. Colica Director	Vice President, Global Risk Management GE Corporate 260 Long Ridge Road Stamford, CT 06828

Pamela Daley Director	Sr. Vice President-Corporate Business Development GE Company 3135 Easton Turnpike Fairfield, CT 06828

Brackett B. Denniston Director	Sr. Vice President-General Counsel GE Company 3135 Easton Turnpike Fairfield, CT 06828

Jeffrey R. Immelt Director	Chairman and CEO General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Michael A. Neal Director	President & CEO GE Commercial Finance 260 Long Ridge Road Stamford, CT 06927

David R. Nissen Director	President & CEO GE Consumer Finance 1600 Summer Street Stamford, CT 06927

Name and Corporate Title	Principal Occupation

Ronald R. Pressman Director	President & CEO GE Asset Management 3003 Summer St. Stamford, CT 06904

Deborah M. Reif Director	President & CEO, Equipment Services GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927

John G. Rice Director	Vice Chairman, President & CEO GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339

John M. Samuels Director	Vice President & Senior Tax Counsel General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Keith S. Sherin Director	Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Lloyd G. Trotter Director	Vice Chairman, President & CEO

Robert C. Wright Director	Chairman & CEO National Broadcasting Company, 30 Rockefeller Plaza New York, NY 10112

___________________________________________________
Jeffrey R. Immelt Chief Executive Officer	Chairman and CEO General Electric Company 3135 Easton Turnpike Fairfield, CT 06828
Michael A. Neal Chairman of the Board	President, GE Commercial Finance GE Commercial Finance 260 Long Ridge Road Stamford, CT 06927

Keith S. Sherin Chief Financial Officer	Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Michael A. Neal President	President, GE Commercial Finance GE Commercial Finance 260 Long Ridge Road Stamford, CT 06927

Name and Corporate Title	Principal Occupation
David R. Nissen President	President, Consumer Finance GE Consumer Finance 1600 Summer Street Stamford, CT 06927

Ronald R. Pressman Executive Vice President	Chairman, President & CEO, Insurance GE Commercial Finance 5200 Metcalf Overland Park, KS 66204

Deborah M. Reif Executive Vice President	President, Equipment Services GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927

Kathryn A. Cassidy Senior Vice President	Vice President, Treasury & Global Funding Operation GE Commercial Finance 201 High Ridge Road Stamford, CT 06927

James A. Colica Senior Vice President	Vice President, Global Risk Management GE Corporate 260 Long Ridge Road Stamford, CT 06927

Jeffrey Bornstein Senior Vice President, Finance	Vice President, Chief Financial Officer GE Commercial Finance 260 Long Ridge Road Stamford, CT 06927

Marc A. Meiches Senior Vice President, Finance	Vice President, Chief Financial Officer GE Insurance 9201 State Line Kansas City, MO 64114

Name and Corporate Title	Principal Occupation

Glen A. Messina Senior Vice President, Finance	Vice President, Chief Financial Officer, EM GE Commercial Services 120 Long Ridge Road Stamford, CT 06927

Maive F. Scully Senior Vice President, Finance	Vice President, Chief Financial Officer GE Consumer Finance 1600 Summer Street Stamford, CT 06927

Richard D'Avino Senior Vice President, Taxes	Senior Vice President, Taxes GE Corporate 120 Long Ridge Road Stamford, CT 06927

Philip D. Ameen Comptroller	Comptroller GE Company 3135 Easton Turnpike Fairfield, CT 06431

Steven F. Kluger General Manager, Capital Markets	General Manager Capital Markets GE Corporate 1600 Summer Street Stamford, CT 06927

Craig T. Beazer Vice President, General Counsel & Secretary	Vice President, General Counsel and Secretary GE Corporate GE Company 3135 Easton Turnpike Fairfield, CT 06828

Citizenship

Charles E. Alexander	United Kingdom
All Others	U.S.A.

SCHEDULE IV

GENERAL ELECTRIC COMPANY

DIRECTORS

Present
Name	Principal Occupation

J.I. Cash, Jr.	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

Sir William Castell	Chairman of The Wellcome Trust Chairman The Wellcome Trust 215 Euston Road London NW1 2BE UK

A.M. Fudge	Chairman and Chief Executive Officer, Young & Rubicam Brands 285 Madison Avenue New York, NY 10017

C.X. Gonzalez	Chairman of the Board and Chief Executive Officer Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico

S. Hockfield	President Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139

J.R. Immelt	Chairman of the Board and Chief Executive Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

A. Jung	Chairman and Chief Executive Officer Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105

A.G. Lafley	Chairman of the Board, President and Chief Executive The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, Oh 45202-3315

R.W. Lane	Chairman and Chief Executive Officer Deere & Company One John Deere Place Moline, Illinois 61265

R.S. Larsen	Former Chairman and Chief Executive Officer Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901

GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)

Present
Name	Principal Occupation

R.B. Lazarus	Chairman and Chief Executive Officer Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316

S. Nunn	Retired Partner King & Spalding Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318

R.S. Penske	Chairman of the Board and President Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954

R.J. Swieringa	Anne and Elmer Lindseth Dean and Professor of Accounting S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201

D.A. Warner III	Former Chairman of the Board J. P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154

R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112

Citizenship

Sir William Castell	United Kingdom
Claudio X. Gonzalez	Mexico
Andrea Jung	Canada
All Others	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (CONTINUED)

Present
Name	Principal Occupation

J.R. Immelt	Chairman of the Board and Chief Executive Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

P.D. Ameen	Vice President and Comptroller General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

K.A. Cassidy	Vice President and GE Treasurer General Electric Company 201 High Ridge Road Stamford, CT 06905-3417

W.J. Conaty	Senior Vice President - Human Resources General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

P. Daley	Senior Vice President - Corporate Business Development General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

B.B. Denniston III	Senior Vice President and General Counsel General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

J.M. Hogan	Senior Vice President - GE Healthcare General Electric Company Pollards Wood, Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain

M.A. Neal	Vice Chairman of General Electric Company; President & CEO, GE Capital Services General Electric Company 260 Long Ridge Road Stamford, CT 06927

D.R. Nissen	Senior Vice President - GE Consumer Finance General Electric Company 201 High Ridge Road Stamford, CT 06905-3417

J.G. Rice	Vice Chairman of General Electric Company; President & CEO, GE Infrastructure General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339

K.S. Sherin	Senior Vice President - Finance and Chief Financial Officer General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (CONTINUED)

Present
Name	Principal Occupation

L.G. Trotter	Vice Chairman of General Electric Company; President & CEO, GE Industrial General Electric Company 3135 Easton Turnpike Fairfield, CT 06828

R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112